Exhibit 99.1

Date: July 18, 2013	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To:	All Canadian Securities Regulatory Authorities

New York Stock Exchange

Subject: NORTH AMERICAN ENERGY PARTNERS INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	August 14, 2013
Record Date for Voting (if applicable) :	August 14, 2013
Beneficial Ownership Determination Date :	August 14, 2013
Meeting Date :	September 18, 2013
Meeting Location (if available) :	Edmonton, AB
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	656844107	CA6568441076

Sincerely,

Computershare
Agent for NORTH AMERICAN ENERGY PARTNERS INC.